SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: January 17, 2005

FiberMark, Inc.

(Exact name of registrant as specified in charter)

Delaware	**001-12865**	**82-0429330**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

161 Wellington Road
P.O. Box 498
Brattleboro, Vermont 05302
(802) 257-0365

Item 8.01. Other Events and Regulation FD Disclosure

On January 17, 2005, FiberMark filed a notice with the U.S. Bankruptcy Court for the District of Vermont outlining the status of its chapter 11 case and contingency plans should the Creditors Committee not reach agreement on corporate governance issues. (Exhibit 2.1).

On January 18, 2005, FiberMark distributed a press release regarding this notice, attached here as Exhibit 99.1, which shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set fort by specific reference in such a filing.

Item 9.01. Financial Statements and Exhibits

Exhibit 2.1   Debtor's Notice of Intent to (I) Withdraw Plan of Reorganization After Voting Deadline on January 20, 2005 if Class 9 Fails to Accept Plan and (II) File Substantially Similar Plan with Changes Necessary to Obtain Acceptance of Plan by Class 9 and Remove Other Impediments to Plan Implementation dated January 17, 2005

Exhibit 99.1   Press Release Dated January 18, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FiberMark

Date: January 18, 2005   By: /s/ *John E. Hanley*

John E. Hanley

Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 2.1*	Debtor's Notice of Intent to (I) Withdraw Plan of Reorganization After Voting Deadline on January 20, 2005 if Class 9 Fails to Accept Plan and (II) File Substantially Similar Plan with Changes Necessary to Obtain Acceptance of Plan by Class 9 and Remove Other Impediments to Plan Implementation dated January 17, 2005
Exhibit 99.1*	Press Release Dated January 18, 2005

* Filed herewith

Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact: Janice C. Warren
Director of Investor Relations and
Corporate Communications
802 257 5981

FIBERMARK, INC. NOTIFIES BANKRUPTCY COURT OF CREDITORS COMMITTEE DISAGREEMENT ON CERTAIN SUPPLEMENTAL TERMS OF ITS PLAN OF REORGANIZATION

IF NECESSARY, COMPANY WILL FILE NEW PLAN CONTAINING CHANGES DEEMED NECESSARY TO OBTAIN PLAN CONFIRMATION

BRATTLEBORO, Vt.—January 18, 2005—FiberMark, Inc. (OTCBB: FMKIQ) today announced that it has filed a notice advising the U.S. Bankruptcy Court for the District of Vermont that disagreements among bondholder members of the company's Creditors Committee as to a number of corporate governance issues could result in a rejection of the Plan by the company's bondholders. Although the Creditors Committee had agreed to support the Plan of Reorganization filed on December 17, its bondholder members have been unable to reach a consensus regarding certain implementation documents, primarily related to corporate governance, which must be filed in advance of the confirmation hearing and must be approved prior to the Plan's effective date.

As indicated in the notice filed today, the company intends to withdraw the Plan of Reorganization on January 21 if agreement among the creditors cannot be reached on these implementation issues prior to that date. In that event, the company intends to file a new Plan of Reorganization that would include typical governance provisions. The company currently anticipates no other material changes to its Plan. Any new Plan, if filed, may require a second voting process, which would likely result in a delay in the company's emergence from chapter 11 of approximately 30 to 60 days, or until late March or April.

Although the company was not a party to the discussions that occurred among several of its major bondholders, it understands that such discussions centered on issues related to post-emergence corporate governance matters, including corporate charter and by-law provisions related to shareholder rights. Since the reorganized company is to be incorporated under Delaware law, matters of corporate governance would be determined with reference to such law. While an extensive array of shareholder protections exist under Delaware law, such protections may vary by agreement of the shareholders. Any such variation may impact positively or negatively the rights of a particular shareholder, depending on the size of its holdings. The company believes that its major future shareholders were unable to agree unanimously on the degree to which the company's future corporate governance provisions should be changed from the standard provisions of Delaware law, with the result that the company's Plan as filed on December 17 may not receive the votes required for Bankruptcy Court approval. These rights relate to the new shareholders of FiberMark, including current bondholders and trade creditors. The rights at issue do not pertain to

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current shareholders, whose shares are expected to be cancelled as specified in FiberMark's Plan of Reorganization, with no recovery expected for such current shareholders.

The company does not anticipate publicly reporting fourth-quarter and year-end 2004 results if it emerges from chapter 11 as a private company prior to year-end SEC filing deadlines. However, should emergence from chapter 11 be delayed beyond March 30, the company would anticipate publicly reporting these results and filing an Annual Report on Form 10-K with the SEC.

FiberMark, headquartered in Brattleboro, Vt., is a leading producer of specialty fiber-based materials meeting industrial and consumer needs worldwide, operating 11 facilities in the eastern United States and Europe. Products include filter media for transportation and vacuum cleaner bags; base materials for specialty tapes, electrical and graphic arts applications; wallpaper, building materials and sandpaper; and cover/decorative materials for office and school supplies, publishing, printing and premium packaging.

This document contains forward-looking statements. Actual results may differ depending on the economy and other risk factors discussed in the company's Form 10-K as filed with the SEC on March 30, 2004, which is accessible on the company's Web site at www.fibermark.com. The company will continue to file any new Plan of Reorganization with the Court and make it available on FiberMark's Web site.

# # #

Exhibit 2.1

UNITED STATES BANKRUPTCY COURT
DISTRICT OF VERMONT

In re:)
)
FiberMark, Inc.,   )   Case No. 04-10463 cab
FiberMark North America, Inc., and   )   *Chapter 11*
FiberMark International Holdings LLC,   )   Jointly Administered
)
                   Debtors.   )

**DEBTORS' NOTICE OF INTENT TO (I) WITHDRAW PLAN OF
REORGANIZATION AFTER VOTING DEADLINE ON JANUARY 20, 2005
IF CLASS 9 FAILS TO ACCEPT PLAN AND (II) FILE SUBSTANTIALLY
SIMILAR PLAN WITH CHANGES NECESSARY TO OBTAIN
ACCEPTANCE OF PLAN BY CLASS 9 AND REMOVE OTHER
IMPEDIMENTS TO PLAN IMPLEMENTATION**

FiberMark, Inc. ("FiberMark") and certain of its subsidiaries, debtors and

debtors-in-possession in the above-captioned cases (collectively, the "Debtors"),

hereby provide notice that, as a result of intercreditor disputes among members of

the official committee of unsecured creditors (the "Creditors Committee"), their joint

plan of reorganization dated December 17, 2004 (the "Plan")[1] may be rejected by its

largest class of creditors consisting of Noteholder Claims in Class 9, which, if it

occurs, will result in (i) the Debtors' withdrawal of the Plan as of the close of

business on Friday, January 21, 2005, and (ii) the Debtors' immediate filing of a new

but substantially similar joint plan of reorganization that (a) either will be accepted

by Class 9 thereafter or will be confirmable on a cramdown basis and (b) will not

contain provisions that may be used by any party to prevent its confirmation and

implementation. This action is necessary for the following reasons:

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[1]   Capitalized terms used herein without definition have the meanings contained in the Plan.

SUMMARY

1.   The Creditors Committee has determined – by majority vote of

two members with large holdings of Noteholder Claims and one holder of a General

Unsecured Claim who intends to elect the Cash Payment Option, and over the

dissenting vote of the largest holder of Noteholder Claims and the abstention of the

indenture trustee acting on behalf of all holders of Noteholder Claims – that the

rights of the holders of the New Common Stock to be distributed under the Plan

should be subject to certain corporate governance provisions that are generally

available under Delaware corporate law only by agreement of the affected holders

and that will operate to increase the relative power of the two large holders voting in

favor of such terms and decrease that of the largest holder.

2.   As a result of the decision by the Creditors Committee, the

Debtors understand that the largest holder has determined to vote to reject the Plan,

which will defeat acceptance of the Plan by Class 9.   Accordingly, the Plan will be

confirmable only through cramdown litigation. The Debtors believe that resort to

such litigation to achieve the corporate governance provisions requested by the

Creditors Committee would be difficult, expensive and time-consuming. More

importantly, the Debtors believe that any such litigation ultimately is unlikely to

succeed, since, insofar as they are aware, no plan with the type of corporate

governance provisions proposed by the Creditors Committee has been approved in

any other case through cramdown litigation designed to increase the rights of

minority stockholders at the expense of the largest stockholder.   As a consequence,

if the Plan is not accepted by Class 9, the Debtors have determined that their estates and creditors would be best served by the withdrawal of the Plan and the proposal of a new plan that will contain what the Debtors believe to be fair and balanced corporate governance terms, which plan will either be accepted by Class 9 or will be confirmable by cramdown.

NECESSITY FOR PROCEEDING AS NOTICED

3.   On December 16, 2004, this Court approved the disclosure statement with respect to the Plan and authorized the Debtors to commence the process of soliciting votes on the Plan. The deadline for returning votes and filing objections to the Plan is January 20, 2005, as is the deadline for filing the Plan Supplement containing various plan implementing documents. The confirmation hearing is currently scheduled to commence on January 27, 2005.

4.   The Plan provides for holders of Noteholder Claims in Class 9 to receive pro rata distributions of New Common Stock and New Notes, along with those holders of General Unsecured Claims in Class 10 who do not elect the Cash Payment Option. Thus, the holders of Noteholder Claims and any non-electing General Unsecured Claims will become, through the distributions of New Common Stock, the owners of Reorganized FiberMark. Based upon the amount of Noteholder Claims (approximately $346 million) versus General Unsecured Claims (approximately $12.9 million, with a substantial majority expected to elect the Cash Payment Option), holders of Noteholder Claims will be, by far, the largest owners of New Common Stock.

5.   The respective rights of the owners of the New Common Stock will be determined by the terms of the Certificate of Incorporation of Reorganized

3

FiberMark, the By-laws of Reorganized FiberMark, the Registration Rights

Agreement, and the Shareholders Agreement, if any (the "New Stock Documents").

The New Stock Documents generally determine all aspects of corporate governance

for Reorganized FiberMark. The New Stock Documents are among the plan

implementing documents that are to be included in the Plan Supplement to be filed at

least five business days before the commencement of the confirmation hearing on the

Plan.

6.   The professionals representing the Creditors Committee advised

the Debtors this past year that the Creditors Committee wished them to assume

responsibility for drafting the New Stock Documents, and the Debtors agreed to

allow them to do so. In addition, and as a condition to the effectiveness of the Plan,

the New Stock Documents must be approved by the Creditors Committee. The

Debtors believe that the terms of the New Stock Documents have been under

intensive negotiation by and between members of the Creditors Committee for

approximately three months.

7.   The Creditors Committee consists of members AIG Global

Investment Corp. (also the chairman of the Creditors Committee) ("AIG"), a large

holder of Noteholder Claims; Post Advisory Group, LLC ("Post"), a large holder of

Noteholder Claims; Silver Point Capital, L.P. ("Silver Point"), the largest holder of

Noteholder Claims; Wilmington Trust Company in its capacity as indenture trustee

for all holders of Noteholder Claims; and Solutions Dispersions, Inc., the holder of a

General Unsecured Claim.

8.   To be accepted by Class 9, votes in favor of the Plan must be received from holders of at least two-thirds in amount and more than one-half in number of the Noteholder Claims voting on the Plan. Upon information and belief, members AIG and Post together hold more than one-third in amount of the Noteholder Claims and hence, if they vote to reject the Plan, could block its acceptance by Class 9. Likewise, as the holder of more than one-third in amount of the Noteholder Claims, member Silver Point, by itself, could block acceptance of the Plan by Class 9. To confirm the Plan over the rejection of Class 9, the Debtors must proceed under the cramdown provisions of the Bankruptcy Code and must satisfy all other confirmation requirements, including proving the fundamental fairness and legality of the terms to be imposed upon creditors not only through the Plan but also through the New Stock Documents and other implementing documents to be included in the Plan Supplement.

9.   As indicated above, the Debtors believe that over two-thirds of the total indebtedness in these cases is held by three creditors: Silver Point, AIG and Post. As a result, ownership of New Common Stock is likely as of emergence to be extremely concentrated, inasmuch as those three creditors (and soon to be stockholders) will hold more than two-thirds of the equity in the reorganized company. The Debtors believe that no other current creditor holds as much as five percent of the currently outstanding indebtedness, with the result that, at least at this time, it is unlikely that there will be any major stockholders of the reorganized company other than the three creditors identified above. Accordingly, and in view of the expected extreme concentration of stock ownership in the reorganized company,

issues related to corporate governance are essentially issues related to the respective rights of the three largest future stockholders.

10. In the vast majority of chapter 11 cases in which new stock is issued to creditors of a debtor organized under Delaware law (like FiberMark), the governing documents contain few, if any, special corporate governance provisions and rely instead on standard provisions of Delaware law. Such provisions lay out a legislative scheme, frequently interpreted by the Delaware courts, that is designed to balance (and protect) the rights of stockholders, while not impeding the ability of the corporation to carry on business under the supervision of the corporation's board of directors, who are charged with exercising their powers as fiduciaries for the stockholders. As the Court is aware, Delaware is generally regarded as having the most well-developed body of corporate law of any jurisdiction in the United States. The Debtors believe that Delaware courts enjoy a well-deserved reputation as having more experience in dealing with issues pertaining to stockholder rights than the courts of any other jurisdiction in the United States and that the substantive law of Delaware provides significant protections for the rights of stockholders.

11. While the Debtors believe that most confirmed plans for Delaware companies contain more or less standard provisions of Delaware law with respect to stockholder rights, there also are undoubtedly plans confirmed that provide for special provisions, negotiated among the prospective stockholders, relating to transactions with affiliates (i.e., where the relationship of a director to a transaction or to a party to a transaction is such as to deem the director to not be disinterested), cumulative voting for directors, registration rights, tag-along and drag-along rights,

and the like, all of which the Debtors understand to be the types of provisions that are at issue between the Debtors' three largest creditors. The Debtors know of no confirmed plans, however, in which such provisions were not the result of agreements by large stockholders to deviate from Delaware statutory provisions.[2] In this instance, the Debtors understand that the parties were unable to reach agreement as to requests made to Silver Point by AIG and Post that they, as minority stockholders, in effect, receive a veto right over corporate decisions that Delaware law would not otherwise give them.

12. The Plan was painstakingly negotiated with the Creditors Committee over a number of months and was ultimately filed with the support of the Creditors Committee. In fact, the Creditors Committee issued a solicitation letter encouraging its constituency to vote in favor of the Plan. The terms of the New Stock Documents had not been drafted or agreed to by the Creditors Committee at the time it solicited creditors to vote in favor of the Plan.

13. As a general proposition of corporate law, the Debtors agree that all of the provisions at issue function to grant greater rights to minority stockholders than Delaware law requires and to take rights away from larger stockholders. The Debtors agree that the concepts that underlie the proposed terms would potentially benefit stockholders other than Silver Point and that in some chapter 11 cases the

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[2]   Many private equity firms invest in the debt of chapter 11 debtors with the expectation of receiving equity in the reorganized company having terms consistent with the corporate laws of the particular debtor's state of incorporation. The Debtors believe that the distressed debt market would be significantly chilled, lessening the opportunities for creditors to sell their claims during the case, if a court were to rule that the types of terms advocated by AIG and Post, normally available under state law by agreement, could be imposed upon a dissenting major stockholder through the cramdown process.

parties have reached agreement to grant such benefits to minority stockholders, even though such provisions are not required under Delaware law.

14.   For their part, the Debtors have been and remain willing to accept either the corporate governance provisions desired by Silver Point or the provisions advocated by AIG and Post, provided that there is a consensus within the Creditors Committee as to one or the other approach, so that the Debtors are not required to proceed under the cramdown provisions of the Bankruptcy Code. Regrettably, unless Silver Point, AIG and Post can reach agreement by the voting deadline and thus prevent defeat of the Plan by Class 9, the Debtors believe that the best alternative available to them is to withdraw the Plan as of the close of business on January 21, 2005.

15.   If it becomes necessary to withdraw the Plan, the Debtors intend to propose a new plan that incorporates what they hope the parties will find to be a balanced resolution of the corporate governance issues, along with a motion asking this Court to approve procedures that supplement the existing disclosure statement and solicitation processes and will obviate the need to start from square one in both areas. The Debtors expect that the economic terms of the new plan will be substantially the same as the terms of the Plan, with the following differences: (a) the new plan will specify the terms for the New Stock Documents, which terms the Debtors will endeavor to make fair to all stockholders, compliant with applicable terms of Delaware law but with appropriate safeguards for the rights of minority stockholders, and susceptible to being crammed down in the event Class 9 acceptance is not obtained, (b) the new plan will not contain consent rights for the

Creditors Committee that would present the potential for continued dissent within the Creditors Committee that could interfere with confirmation or implementation of the new plan, and (c) the new plan will contain simplified terms for the Cash Payment Option for participation by those creditors that wish to do so.

16.   After hearing of the Creditors Committee's final decision on the corporate governance issues, and recognizing its impact on their ability to confirm the Plan, the Debtors reviewed the options available to them. They concluded that, given the current timetable, and the necessity of advising the Court of the apparent derailment of the plan process in sufficient time to make necessary scheduling adjustments, a resolution was necessary by the close of business on January 17, 2005, after which time the Debtors would proceed to notify the Court of their intent to withdraw the Plan as of January 21, 2005, and they so advised the Creditors Committee. The filing of this pleading evidences that no resolution was reached. Although no resolution appears likely within the near term, the Debtors are willing to refrain from withdrawing the Plan until after the voting deadline passes, to allow the Creditors Committee one final opportunity to reach a consensus among the parties.

17.   The Debtors recognize that the withdrawal of the Plan and the proposal of a new plan is not free from risk. If the Plan is withdrawn on January 21, 2005, the Creditors Committee may seek to file a competing plan. Such plan could contain all of the corporate governance provisions that AIG and Post have sought previously; in the alternative, it could propose a completely different capital structure for the Debtors, with significantly more indebtedness than the $125 million in new debt contemplated under the current Plan. In the latter event, corporate governance

would presumably be a less important issue, since the stock that would be issued would have only minimal value, as a result of the high level of debt. An unreasonably high level of debt, of course, would threaten the viability of the reorganized company, since the current chapter 11 cases were precipitated largely by a level of debt that the Debtors could not sustain. In any event, either alternative would again put AIG and Post at odds with Silver Point. Although the Debtors recognize the rights of an official committee to take such action, they respectfully request that before these cases are allowed to deteriorate into the massive litigation and attendant expense that accompanies competing plans, the Court prohibit use of estate assets by the Creditors Committee to prepare or file a competing plan, pending the filing of a new plan by the Debtors and an opportunity for the parties and the Court to review and consider the merits of any such new plan.

18.   The Debtors regret the necessity of proceeding as outlined herein but believe that they have an obligation, not only on behalf of their creditors, but also on behalf of the customers, suppliers, employees and communities that depend on their continuing operations and are anxious for a successful end to the reorganization process, to move forward in a manner that will result in their emergence from chapter 11 as quickly as possible.

Dated: January 17, 2005

/s/   *Raymond J. Obuchowski*
Raymond J. Obuchowski (Bar ID 00502389)
Jennifer Emens-Butler (Bar ID 000845663)
OBUCHOWSKI & EMENS-BUTLER
P.O. Box 60, 1542 Vt. Rt. 107
Bethel, Vermont 05032
Telephone: (802) 234-6244
Facsimile: (802) 234-6245

-and-

D. J. Baker
Rosalie Walker Gray
SKADDEN, ARPS, SLATE, MEAGHER
   & FLOM LLP
Four Times Square
New York, New York 10036
Telephone: (212) 735-3000
Facsimile: (212) 735-2000

Attorneys for Debtors and
Debtors-in-Possession